UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)
Duck Creek Technologies, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
264120 106

(CUSIP Number)

Aaron B. Holmes
Accenture plc
1 Grand Canal Square
Grand Canal Harbour
Dublin 2, Ireland

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 2, 2021

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		Names of Reporting Persons Accenture plc
2		Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3		SEC Use Only
4		Source of Funds OO (see item 3)
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 52,678,254 (see item 5)
	9	Sole Dispositive Power 21,071,302 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 52,678,254 (see item 5)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 40.3% (1) (see item 5)
14		Type of Reporting Person CO
________________________
(1)Based on 130,854,463 shares of Common Stock of the Issuer issued and outstanding as of November 30, 2020.

This Amendment No. 3 (the “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 and Amendment No. 2 (the “Amended Schedule 13D,” and as amended and supplemented by this Amendment, the “Schedule 13D”) related to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Amended Schedule 13D.

Item 2. Identity and Background
This Amendment amends and restates Schedule A of the Amended Schedule 13D in its entirety. The attached revised Schedule A sets forth the name, citizenship, present principal occupation or employment and business address of each director and executive officer of Accenture plc.

Item 5. Interest in Securities of the Issuer
This Amendment amends and restates the second, third and fourth paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:
Accenture plc, through the Accenture Holders, and Disco (Guernsey) Holdings L.P. Inc., a limited partnership organized in Guernsey (“Disco Holdings”), as parties to the Stockholders Agreement (as defined in Item 6 of the Original Schedule 13D), may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 40.3% of the 130,854,463 shares of Common Stock outstanding.

Accenture plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 21,071,302 shares of Common Stock described in Row (9) of the cover page of this Schedule 13D.

(c) Except as disclosed in Item 6 of this Schedule 13D (which is incorporated herein by reference), none of Accenture plc nor, to its knowledge, any person listed on Schedule A, effected any transaction in the Common Stock in the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
This Amendment adds the text set forth below immediately prior to the last paragraph in Item 6:
January 2021 Registered Offering

Pursuant to the underwriting agreement, dated as of January 28, 2021 (the “January 2021 Underwriting Agreement”), among the Issuer, Accenture LLP, Disco Holdings and J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters listed in Schedule 1 thereto, Accenture LLP agreed to sell 3,564,000 shares of Common Stock at a price of $44.39 per share and grant a 30-day option to purchase up to an additional 540,000 shares of Common Stock at such price. On January 29, 2021, the underwriters party to the January 2021 Underwriting Agreement exercised such option, and the entire offering closed on February 2, 2021. As part of this offering, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC agreed to release the transfer restrictions set forth in the Lock-up Agreement, dated as of August 6, 2020, with Accenture LLP with respect to the shares sold (the “January 2021 Lock-up Releases”).

In connection with the January 2021 Underwriting Agreement, the Accenture Holders entered into a new and replacement lock-up agreement (the “January 2021 Lock-up Agreement”), with the IPO underwriters pursuant to which the Accenture Holders, subject to certain exceptions, for a period of 60 days after the date of the final prospectus related to the January 2021 offering may not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, or publicly disclose the intention to undertake any of the foregoing.

The following are filed as exhibits to this Schedule 13D: the January 2021 Lock-up Releases as Exhibits 7 and 8, the January 2021 Underwriting Agreement as Exhibit 9 and the January 2021 Lock-up Agreement as Exhibit 10.

In addition, this Amendment amends and restates the last paragraph in Item 6 in its entirety as set forth below:

The descriptions of the Registration Rights Agreement, the Stockholders Agreement, the Lock-Up Agreement, the IPO Lock-up Release, the November 2020 Underwriting Agreement, the January 2021 Lock-up Releases, the January 2021 Underwriting Agreement and the January 2021 Lock-up Agreement in this Item 6 of this Schedule 13D are summaries only and are qualified in their entireties by the actual terms of each such agreement, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

Exhibit No.	Description

7	Lock-up Release, dated as of January 26, 2021, executed by Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the IPO.
8	Lock-up Release, dated as of January 28, 2021, executed by Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the IPO.
9
Underwriting Agreement, dated as of January 28, 2021, among the Issuer, Accenture LLP, Disco Holdings and J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters listed in Schedule 1 thereto.

10
Lock-up Agreement, dated as of January 26, 2021, entered into by and between Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the January 2021 offering, and Accenture LLP and Accenture Holdings BV.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2021	ACCENTURE PLC

/s/ Aaron B. Holmes
	Name:	Aaron B. Holmes
	Title:	Authorized Signatory

SCHEDULE A

Name	Business Address	Principal Occupation or Employment	Citizenship
Independent Members of Board of Directors
Jaime Ardila	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Director	Colombia
Herbert Hainer	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	President and Chairman, FC Bayern Munchen AG	Germany
Nancy McKinstry	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer and Chairman (executive board), Wolters Kluwer NV	USA
Beth E. Mooney	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Director	USA
Gilles C. Pélisson	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer and Chairman, TFI Group	France
Paula A. Price	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Director	USA
Venkata S.M. Renduchintala	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Director	USA
Arun Sarin	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Director	USA
Frank K. Tang	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer and Chairman, FountainVest Partners	China
Tracey T. Travis	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Financial Officer, The Estée Lauder Companies Inc.	USA
Corporate Executive Team
Julie Sweet	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer and Director	USA
David P. Rowland	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Executive Chairman of the Board and Director	USA
Gianfranco Casati	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer – Growth Markets	Italy
A-1

Richard P. Clark	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Accounting Officer and Controller	USA / Ireland
Jo Deblaere	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Operating Officer	Belgium
James O. Etheredge	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer – North America	USA
KC McClure	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Financial Officer	USA
Jean-Marc Ollagnier	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer – Europe	France
Ellyn Shook	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Leadership & Human Resources Officer	USA
Joel Unruch	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	General Counsel & Corporate Secretary	USA / Canada
A-2